Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)	Six months ended June 30, 2007

General Electric Company and consolidated affiliates
Earnings (a)	$12,315
Plus
Interest and other financial charges included in expense	11,536
One-third of rental expense (b)	330
Adjusted “earnings”	$24,181

Fixed Charges
Interest and other financial charges included in expense	$11,536
Interest capitalized	54
One-third of rental expense (b)	330
Total fixed charges	$11,920

Ratio of earnings to fixed charges	2.03

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.